UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Tattoo Technologies, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 28, 2016

Physical address of issuer
3527 S. Halsted St., Chicago, IL 60609

Website of issuer
https://findmeink.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
January 19, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

	Most recent fiscal year-end (December 31, 2016)
Total Assets	$114,651.00
Cash & Cash Equivalents	$114,651.00
Accounts Receivable	$0.00
Short-term Debt	$0.00
Long-term Debt	$19,503.00
Revenues/Sales	$0.00
Cost of Goods Sold	$0.00
Taxes Paid	$0.00
Net Income	-$83,273

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 15, 2017

TATTOO TECHNOLOGIES, INC.

Up to $1,000,000 of Crowd Notes

Tattoo Technologies, Inc. dba TTI and Find Me Ink ("TTI", "Find Me Ink", "FMI", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by January 19, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by January 19, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to January 19, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at the SEC information page on https://findmeink.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/find.me.ink/bridge

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Tattoo Technologies, Inc. is a Delaware Corporation, formed on July 28, 2016. The Company is currently also conducting business under the names Find Me Ink, FMI, and TTI.

The Company is located at 3527 S. Halsted St., Chicago, IL 60609.

The Company's website is https://findmeink.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/find.me.ink/bridge and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,000,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$500
Offering deadline	January 19, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has seen payment and messaging issues with its product since launch. Bugs began the first week of the product's release and continued to impact the Company in the initial six months. The Company resolved the payment issues in late September 2017.

While the Company has achieved impressive user traction since the April 2017 product launch, they have limited revenue visibility. The Company's success is dependent on consumer and artist/studio adoption of its new marketplace app. Further, they have not activated paid sponsorships and booking fees; in-app subscriptions are difficult to scale due to the low conversion and high churn rate of apps.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Mark C. Mahoney Jr. (CEO, President, and Director) and Jordan McKim (Vice President of Production and Director). The Company has not entered into employment agreements with these key employees, and there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company faces competition from a highly fragmented industry. Existing companies that engage in the space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact its growth.

Further, other competitors exist in the space that have similar marketplace models of connecting artists/studios with tattoo fans and seekers. As a result, there may be a low differentiation between TTI's product offerings and their competitors.

The Company has recently terminated a member of its board of directors. There is currently no mutual release, release of claims, or any other covenant protecting the Company against litigation from the terminated director. If the director chooses to bring any claims against the Company, the Company could be subject to the financial costs of litigation, such as attorney or settlement fees. In addition, the Company's reputation is also subject to damage if claims issued by the director cast the Company in an unfavorable light.

The Company has not filed a Form D for its offering of SAFE notes in 2016. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company may be unable to protect its intellectual property adequately. The Company currently has no patents on its platform. To the extent it does receive patent protection, any U.S. or other patents issued may not be sufficiently broad to protect its proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

Our business could be negatively impacted by cybersecurity threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that

attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $3,500,000 valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,500,000 valuation cap, so you should not view the $3,500,000 as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note in this Offering, you agree to be bound by the dispute

resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek a remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 63% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

The Company centers around its product, Find Me Ink, a digital platform that brings the tattoo industry into the modern age. Find Me Ink is revolutionizing the way we book, receive, and learn about tattoos, with a centralized location for artist portfolios, educational services, and appointment/scheduling services for artists and clients. With longstanding issues in the tattoo industry—artist intimidation, lack of education, and accessibility to quality work, etc.—Find Me Ink has built a solution to benefit the community and promote safe and quality tattoos.

Business Plan

The Company collects membership subscriptions from artists and studios. The Company will also generate advertising revenue with its social media reach of 9,000,000 followers. The Company has also begun charging booking fees on the apps.

The Company's Products and/or Services

Product / Service	Description	Current Market
Find Me Ink	Multi-platform digital service for people looking for tattoos to find the best art and artists, book appointments, and engage with tattoo culture. Find Me Ink connects tattoo artists with new clients and	Tattoo artists and customers

	gives them complete control over the tattoo projects they choose to take.	

Find Me Ink is a multi-platform digital service with features and services for customers and artists. Available as a mobile app, mobile website, and a desktop browser website, Find Me Ink is the only in-depth technology service in the tattoo industry that prides itself on helping and educating the community. By placing equal value on customers and collectors, Find Me Ink cherishes its users and provides them with exceptional customer service on top of educational resources, artist scheduling, and budget management. Instead of traveling to shops to find artists for their next tattoo, Find Me Ink gives collectors the ability to save time and effectively budget for their next tattoo.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are tattoo artists and customers.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5,331,372	Advertising services, namely, promoting and marketing the goods and services of others in the field of providing tattoos; Tattoo parlors; Tattoo studios; Tattooing		December 31, 2016	November 7, 2017	United States

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Combined Offerings. We plan to use these proceeds as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	44.50%	$11,125	8.43%	$84,250
General Expenses	11.10%	$2,775	18.32%	$183,150

App and Website Upgrades	5.55%	$1,388	9.16%	$91,575
Part-time CFO	11.10%	$2,775	18.32%	$183,150
In-House Product Manager	11.10%	$2,775	18.32%	$183,150
Social Media Marketing	16.65%	$4,162	27.47%	$274,725
Total	**100%**	**$25,000**	**100%**	**$1,000,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name
Mark C. Mahoney Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, President, and Director (September 2016 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, Founder, Mahoney & Partners Financial Services, Inc. dba Find Me Ink (August 2015 – September 2016)
CEO, Founder, Kite Gaming TV (January 2011 – July 2016)

Name
Jordan McKim

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President, Production and Director, (September 2016 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vice President, Founder, Mahoney & Partners Financial Services, Inc. (August 2015 – September 2016)
Independent film and television contractor (2012 – present)

Name
Calvin Fan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Secretary (September 2016 – present)
Director (May 2017 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Intellectual Property Attorney, self-employed (2012 – present)

Name
Toren Kutnick

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director (May 2017 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Managing Director, family office investments (May 2015 – present)
Manager, Dale and Laura Kutnick Foundation (January 2014 – present)
Research Director and Co-Founder, Myria - Research & Advisory Services (February 2013 – April 2015)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 7 employees in Illinois.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common stock
Amount outstanding	5,966,993 shares
Voting Rights	Each share of common stock entitles the holder to one vote in all matters that come before the shareholders of the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of common stock vote on all matters that come before the shareholders of the Company and thus will have the ability to control the circumstances in which corporate actions or future capital raising will result in the conversion of the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	100%
Other Material Terms	Not Applicable

Type of security	SAFE notes
Amount outstanding	$285,000

Voting Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of SAFE notes to equity would dilute the ownership percentage of converted Crowd Notes. In addition, if SAFE notes are converted before Crowd Notes, they will be given voting rights and consequently a degree of control over the circumstances in which corporate actions or future capital raising will result in the conversion of the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	Not Applicable
Other Material Terms	Not Applicable

Type of security	Stock options
Amount outstanding	38,000 options
Voting Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	Not Applicable
Other Material Terms	Exercise price of $0.00072

The Company has the following outstanding loans:

Type of debt	Personal loan
Name of Creditor	Calvin Fan
Amount outstanding	$16,500
Interest rate and payment schedule	The loans were not secured and were made without interest. They are to be repaid when decided by the Company. Calvin Fan has also paid for some Company expenses, and is being reimbursed over the normal course of business.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	None

Ownership

A majority of the Company is owned by one individual. This person is Mark C. Mahoney Jr.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and Class of Securities Held	Percentage Owned Prior to Offering
Mark C. Mahoney Jr.	3,743,056 Common Shares	63%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Company was formed on July 28, 2016 and has had limited operations since its inception. The Company is headquartered in Chicago, Illinois and has not realized revenues from its planned operations as of December 31, 2016. The Company provides a centralized software platform for tattoo artists to connect with customers. The Company's product, Find Me Ink, is an integrated mobile application, mobile website, and desktop webpage that allows artists to maintain digital portfolios, book appointments, and promote their appearances at events. Find Me Ink generates scalable revenue from a subscription model from artists and shops. The Company has also started to manage *Tattoo Artist Magazin*e, the leading media platform for tattoo artists. The Company sells advertising space to tattoo supply companies and related businesses. The Company's year-end is December 31.

Liquidity and Capital Resources

The proceeds from the Combined Offerings are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering

proceeds will have a beneficial effect on our liquidity, as we currently have $7,750 in cash on hand which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different

valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities since inception:

Type of security	Common stock
Amount outstanding	5,966,993 shares
Voting Rights	Each share of common stock entitles the holder to one vote in all matters that come before the shareholders of the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of common stock vote on all matters that come before the Company and thus will have the ability to control the circumstances in which corporate actions or future capital raising will result in the conversion of the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	100%
Other Material Terms	Not Applicable

Type of security	SAFE notes
Amount outstanding	$285,000
Voting Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Conversion of SAFE notes to equity would dilute the ownership percentage of converted Crowd Notes. In addition, if SAFE notes are converted before Crowd Notes, they will be given voting rights and consequently a degree of control over the circumstances in which corporate actions or future capital raising will result in the conversion of the Crowd Notes.
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	Not Applicable
Other Material Terms	Not Applicable

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising more than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,500,000 valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered Major Investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor’s stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the

company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- Calvin Fan (Secretary and Director) loaned $12,500 to the company on November 4, 2016, and $4,000 on August 26, 2017, with no interest or definite repayment date. He has also paid for some Company expenses, and is being reimbursed over the normal course of business. Calvin was also was granted 492,712 common shares for services rendered in 2016. 266,886 have since vested and are valued at $192.
- Toren Kutnick (Director) purchased $50,000 of SAFEs, not to exceed $2,800,000 in value and at no discount. He has also purchased $50,000 of SAFEs, not to exceed $2,800,000 in value and at a 20% discount.
- Mark C. Mahoney Jr. (President, CEO, and Director) had a dental emergency in January 2017. The company paid part ($5000) of the total dental bill as a loan authorized by the board of directors. Mark repaid the loan in the form of Company expenses paid by Mark during conventions and other costs, which are documented. Mark was also granted 5,500,000 common shares for services rendered in 2016. 2,979,167 have since vested and are valued at $2,145.
- Jordan McKim (Vice President, Production and Director) was granted 749,272 common shares for services rendered in 2016. 405,856 have since vested and are valued at $292.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets

4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the 1933 Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mark C. Mahoney Jr.
(Signature)

Mark C. Mahoney Jr.
(Name)

CEO, President, and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark C. Mahoney Jr.
(Signature)

Mark C. Mahoney Jr.
(Name)

CEO, President, and Director
(Title)

November 15, 2017
(Date)

/s/ Jordan McKim
(Signature)

Jordan McKim
(Name)

Vice President, Production and Director
(Title)

November 15, 2017
(Date)

/s/ Calvin Fan
(Signature)

Calvin Fan
(Name)

Secretary and Director
(Title)

November 15, 2017
(Date)

/s/ Toren Kutnick
(Signature)

Toren Kutnick
(Name)

Director
(Title)

November 15, 2017
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

Tattoo Technologies, Inc.

A Delaware Corporation

FINANCIAL STATEMENTS (Unaudited) and
INDEPENDENT ACCOUNTANTS' REVIEW REPORT

For the Period of July 28, 2016 (Inception) to December 31, 2016

TABLE OF CONTENTS

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Tattoo Technologies, Inc.
Chicago, Illinois

We have reviewed the accompanying financial statements of Tattoo Technologies, Inc. (a Delaware corporation), which comprise the balance sheet as of December 31, 2016, and the related statements of operations, stockholders' equity and cash flows for the period of July 28, 2016 (inception) through December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 4 of the financial statements, Tattoo Technologies, Inc. relies on outside sources to fund operations, and has incurred losses. Accordingly, substantial doubt is raised about Tattoo Technologies, Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

November 6, 2017

Tattoo Technologies, Inc.

Balance Sheet

(unaudited)

		As of December 31, 2016
Assets		
Current Assets		
Cash	$	114,651
Total Current Assets		114,651
Total Assets	$	114,651
Liabilities		
Current Liabilities		-
Long-Term Liabilities		
Notes Payable - Calvin		18,571
Notes Payable - Mark		858
Notes Payable - Richard		74
Total Long-Term Liabilities		19,503
Total Liabilities	$	19,503
Commitments & contingencies		-
Shareholders' Equity		
Common Stock, 10,000,000 authorized, par value $0.00001; 8,570,335 shares issued and outstanding as of December 31, 2016		86
Additional Paid-In Capital		178,335
Accumulated deficit		(83,273)
Total owners' equity		95,148
Total liabilities and owners' equity	$	114,651

See accompanying independent accountants' review report and notes to the financial statements

Tattoo Technologies, Inc.

Statement of Operations

(unaudited)

	July 31, 2016 (inception) to December 31, 2016
Revenue	$ -
Expenses	
Operating expenses	
Computer Costs	7,484
Professional Fees	7,445
Outside Services	45,471
Meetings & Seminars	10,275
General and administrative expense	12,593
Total Operating Expenses	83,268
Other Income (Expense)	
Interest Expense	(5)
Total Other Income (Expense)	(5)
Net loss before income taxes	83,273
Provision for income taxes	-
Net loss	$ (83,273)
Earnings per share - Basic & Diluted	$ (0.02)
Weighted average shares outstanding - Basic & Diluted	4,820,920

See accompanying independent accountants' review report and notes to the financial statements

Tattoo Technologies, Inc.

Statement of Stockholders' Equity

For the period July 28, 2016 (inception) through December 31, 2016

	Common Stock		Additional	Accumulated	
	Shares	**Amount**	**Paid in Capital**	**Deficit**	**Total**
Balance - July 28, 2016 (inception)	-	$ -	$ -	$ -	$ -
Shares issued for services	8,570,335	86	3,335		3,421
SAFEs Investments			175,000		175,000
Net loss				(83,273)	(83,273)
Balance - December 31, 2016	**8,570,335**	**$ 86**	**$ 178,335**	**$ (83,273)**	**$ 95,148**

See accompanying independent accountants' review report and notes to the financial statements

Tattoo Technologies, Inc.
Statement of Cash Flows
(unaudited)

		For the period from July 28, 2016 (inception) to December 31, 2016
Cash flows from operating activities		
Net loss	$	(83,273)
Adjustments to reconcile net loss to net		
Shares issued for services		3,421
Net cash used in operating activities		(79,852)
Cash flows from financing activities		
Loans from related parties		19,503
Investor Contributions		175,000
Net cash provided by financing activities		194,503
Net increase in cash		114,651
Cash at beginning of period		-
Cash at end of period	$	114,651
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$	5
Income taxes	$	-

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature and Continuance of Operations

Tattoo Technologies, Inc., a Delaware C-Corporation ("the Company"), was formed on July 28, 2016 and has had limited operations since its inception. The Company is headquartered in Chicago, Illinois and has not realized revenues from its planned operations as of December 31, 2016.

Tattoo Technologies, Inc. provides a centralized software platform for tattoo artists to connect with customers. One branch of the Company, "Find Me Ink", is an integrated mobile application, mobile website, and desktop webpage that allows artists to maintain digital portfolios, book appointments, and promote their appearances at events. Find Me Ink generates scalable revenue from a subscription model from artists and shops. The Company has also started to manage Tattoo Artist Magazine, the leading media platform for tattoo artists. The Company sells advertising space to tattoo supply companies and related businesses.

The Company's year-end is December 31.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2016, the Company recognized $573 in advertising costs.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognitions

The Company recognizes revenue from its online subscription and advertising services only when all of the following criteria have been met: (1) Persuasive evidence of an arrangement exists; (2) Delivery has occurred or services have been rendered; (3) The fee for the arrangement is fixed or determinable; and (4) Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant

information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes base on the provisions promulgated by the Illinois Department of Revenue, which has a statute of limitations of three years.

The Company currently has a tax net operating loss (NOL) of $83,273 for which it may receive future tax benefits. However, as of December 31, 2016, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2016, the Company had $114,651 in cash.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including the above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

NOTE 2 – STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized 10,000,000 common shares with a $0.00001 par value. Each common share entitles the holder one vote, in person or proxy, on any other matter which action of the stockholder of the corporation is sought. As of December 31, 2016, 8,570,335 have been issued and are outstanding.

Of the 8,570,335 common shares issued and outstanding, 328,351 are fully vested. The other 8,241,984 shares are subject to a discretionary grants and awards plan. One half (1/2) of the total shares subject to this plan vested on the day of grant (October 4, 2016). Thereafter an additional one thirty-sixth (1/36) of the remaining unvested shares subject to this plan will vest on the fourth day of each month. The following table displays the shares granted, vested and aggregate value per shareholder as of December 31, 2016:

Grant Date	Shareholder	Shares Granted	Vested as of December 31, 2016	Aggregate Value
Sep 12, 16	Ryan Adomaitis	274,466	274,466	$ 198
Sep 12, 16	Michael Rzeminski	1,788	1,788	1
Sep 12, 16	Jametra Shanks	1,073	1,073	1
Sep 12, 16	Jamel Ahmad	9,854	9,854	7
Oct 04, 16	Mark Mahoney	5,500,000	2,979,167	2,145
Oct 04, 16	Jordan McKim	749,272	405,856	292
Oct 04, 16	Richie Hecker	1,500,000	770,833	555
Oct 04, 16	Calvin Fan	492,712	266,886	192
Dec 31, 16	Matt Knippen	41,170	41,170	30
	Totals	8,570,335	4,751,093	$ 3,421

$2,750 of expenses will be recognized in the future as the shares continue to vest.

Simple Agreement for Future Equity

The Company has entered into an equity financing plan for the purchase of Simple Agreement for Future Equity's (SAFE), not to exceed a valuation cap of $2,800,000. The following table lists the SAFE's purchased as of December 31, 2016:

Purchase Date	Holder	Purchase Price
Sep 13, 16	MIF LLC (dba Hubrix Ventures)	$ 25,000
Oct 05, 16	Novel TMT Ventures Limited	50,000
Nov 16, 16	Toren Kutnick	50,000
Nov 16, 16	Dale Kutnick	50,000

Total	$ 175,000

Stock Options

The Company issued 30,000 advisor options that vest as follows: approximately 30% of the total shares subject to this plan vested on the day of grant. Thereafter an additional one twenty-fourth (1/24) of the remaining unvested shares subject to this plan will vest on the fourth day of each month. Below is a table of options outstanding as of December 31, 2016:

Grant Date	Option Holder	Options Granted	Vested as of December 31, 2016	Exercise Price
Nov 07, 16	Robert C. Link (Bobbie Blink)	10,000	3,016	$ 0.00072
Nov 07, 16	Angel Morillas	10,000	3,016	$ 0.00072
Nov 16, 16	Christopher Clark (Chris St. Clark)	10,000	3,016	$ 0.00072
	Totals	30,000	9,048	

NOTE 3 – RELATED PARTY TRANSACTIONS

Calvin Fan (Secretary & Director) loaned $12,500 to the company on November 4, 2016, and $4,000 on August 26, 2017, with no interest or definite repayment date. He has also paid for some Company expenses, and is being reimbursed over the normal course of business.

Mark Mahoney (President, CEO & Director) had a dental emergency in January 2017. The company paid part ($5000) of the total dental bill as a loan authorized by directors. Mark repaid the loan in the form of company expenses paid by Mark during conventions and other costs, which are documented.

Mark Mahoney (President, CEO & Director) was granted 5,500,00 common shares for services rendered in 2016, 2,979,167 have since vested and are valued at $2,145.

Jordan McKim (Director) was granted 749,272 common shares for services rendered in 2016, 405,856 have since vested and are valued at $292.

Richard Hecker (Chairman & Director) was granted 1,500,000 common shares for services rendered in 2016, 770,833 have since vested and are valued at $555.

Calvin Fan (Secretary & Director) was granted 492,712 common shares for services rendered in 2016, 266,886 have since vested and are valued at $192.

Toren Kutnick (Director) purchased $50,000 of SAFE’s, not to exceed $2,800,000 in value and at no discount.

NOTE 4 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $83,273 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its application portfolio subscriptions and advertising services. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated events from December 31, 2016 through November 3, 2017, the date these financial statements were available to be issued, and has determined that the following events require disclosure:

In January 2017, the Company entered into a commercial lease agreement to lease space for operations. The lease term is for two years beginning March 1, 2017 through March 31, 2019 at $1,700 to be paid on the first on a monthly basis.

In February 2017, the Company entered into an agreement with Nikita Anikeev for the development of its website and mobile application. The anticipated date of deliverables is April 20, 2017, for consideration of $13,500 to be paid in separate installments and 357,143 shares of newly issued common stock to be issued upon final acceptance of the finished product.

On May 1, 2017 Toren Kutnick (Director) purchased $50,000 of SAFE's, not to exceed $2,800,000 in value and at 15% discount.

On May 15, 2017, 8,000 options were granted to Robert (Robbie) Ripoll for advisory services, they will be valued at $6 once fully vested at an exercise price of $0.00072.

In late August 2017, the Company received a note payable from Calvin Fan for $4,000 with 0% interest to be repaid at Company's discretion.

During late October 2017, the Company signed an agreement for listing on a registered portal in order to attempted to raise additional capital under Regulation Crowdfunding, with a valuation cap of $3,500,000.

The following common shares were granted for services rendered during 2017 to the date of the review report:

Grant Date	Common Shares Shareholder	Shares	Vested on September 4, 2017	Value of Granted Shares
July 7, 2017	Kevin Lafin	50,000	26,389	$ 19
July 8, 2017	Kris Richter	75,000	39,583	$ 29

The following SAFE's were purchased during 2017 to the date of the review report:

Purchase Date	SAFE Holder	Value	Discount
March 6, 2017	Leverest Holdings, Inc.	$ 10,000	
May 1, 2017	Toren Kutnick	$ 50,000	15%
May 1, 2017	Dale Kutnick	$ 50,000	15%

In early November 2017, Richard Hecker (Director) separated from the Company. Mr. Hecker did not participate in management of the Company. There was no severance or agreement upon his departure.

EXHIBIT C

PDF of SI Website

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POPULAR IN YOUR AREA

Find Me Ink

Find Me Ink is an online platform that disrupts the untapped $3B tattoo industry by connecting tattoo collectors with Artists and Advertisers. Edit Profile

$500	$3,500,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Find Me Ink is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Find Me Ink without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Active Web Users
33,400

App Retention Rate
33%

- $9,128 in revenue for launch day, April 20, 2017
- 13,756 app downloads from April to October 2017
- Access to ~9 million followers on Facebook & Instagram
- Over $30 million in tattoo services booked through our platform

- Round Size: US $1,000,000
- Raise Description: Bridge
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,500,000
- Target Minimum Raise Amount: US $200,000
- Offering Type: Side by Side Offering

DATA ROOM

Me Ink is a leading platform for the tattoo industry, educating motivated customers and increasing booking conversions for Tattoo Artists through our digital portfolios, online tattoo consultations, and appointment bookings.

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Over 45 million Americans have a tattoo, and they spend almost $3 billion a year on tattoo services. Social acceptance of tattoos is growing. The main barriers to finding an Artist are a sometimes intimidating culture and a lack of education about different tattoo styles and techniques.

Find Me Ink is an online platform that brings the tattoo industry into the digital age, connecting highly skilled Artists with motivated clients through digital, easy-to-use portfolios. FMI enables clients to search for Artists in their area and lowers barriers with education about the tattoo process—from consultation to aftercare—and educates clients about tattoo culture through the resources of Think Your Ink℠. The goal is to improve the tattoo experience and reduce “tattoo regret” for clients who are seeking a tattoo.

The result is a motivated client base for our premium Artists. Since our official launch on 4/20/17, we have generated new demand for over $30 million in tattoo services through Find Me Ink platforms. As we scale, our goal is to effectively monetize this demand. Our marketplace has several revenue models for advertising.

Pitch Deck


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Every Tattoo Tells a Story™
Copyright 2017 Tattoo Technologies, Inc. All rights reserved.

Product & Service

Traditionally, the tattoo industry was held together by mentoring relationships and could be wary of outsiders. Marketing is outdated, local, and skeptical of conventional advertising. Choosing an artist is based on highly personal factors, and consumers looked for tattoos through word of mouth or by going from parlor to parlor to look at binders of photos. Customers could feel intimidated by artists, and artists and parlors lack the time and marketing expertise to reach customers effectively.

Our research shows that the preferred mode of communication for the rising generation of Tattoo Artists (and most millennials) is through mobile devices. Yet giving and receiving a tattoo must be in person, and is often personal and bonding. Find Me Ink bridges this digital:personal divide with an accessible platform for clients to search for Artists in their area. We have also found that clients will travel, often internationally, if a client admires an Artist’s work and has a connection.

The Find Me Ink platform then allows artists to select the work they want and to initiate online consultations via text with client about the style, size, and placement of the tattoo. This initial personal interaction leads to a much higher conversion rate to booked appointments and fewer cancellations or no-shows. Artists can manage their bookings with mobile calendar updates. Many Artists work mostly (or only) at tattoo conventions, so Find Me Ink allows Artists to publicize their appearances at conventions for their fans.

FMI provides many Artist services at an initial Freemium level, with full-featured memberships for Artists at a base price of $50/mo. Studio subscriptions are available (base $225/mo), which can sponsor up to 10 Artists. FMI has access to over 9 million followers on Facebook and Instagram. For bookings with non-premium artists, FMI charges booking fees varying with the size and complexity of the tattoo (e.g. $15-55).

What our Customers Are Saying:

"This app is amazing they take your vision of what you want for your tattoo and find a place to bring that tattoo to life for you. This app is amazing and a huge time saver because before I would scour the web looking for a place to go but not knowing if they can accommodate. I love this app wish more people knew about this." **Mileah Poole**

"FMI was able to take a few of my sketches and find me local artists who matched the style, plus they have a person text you to help you along the way. Thanks for helping me get the new the tattoo!" **Steven VanMaele**

"Jordan really helped me out and took a lot of time to find me an artist that would be fit for the job." **Alyssa Spencer**

"As an artist, this makes a platform with the help service fast and understanding and just right what I'm looking for. More apps need to be this way." **Chrisfelicia Aviles**

"Very helpful and convenient. highly recommend to anyone looking." **Mark P.**

"This app is great! It made everything super easy, and I was able to find a local artist and set up an appointment in no time. There was an issue early on with setting up a consultation, but it was resolved quickly and support was awesome." **Eduardo Cruz**

*Disclaimer: The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Gallery


DATA ROOM

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'Local vs Direct What's the difference' Consultations in the Find Me Ink App.

Media Mentions

CHICAGOINNO

Team Story

The Find Me Ink story begins with a bad tattoo. Over ten years ago, Mark Mahoney wanted to capture a memory with a calligraphic tattoo and found an artist skilled in artwork, but not as much in lettering—and it showed in the final result. As Mark learned more about tattoo artists and their sometimes insular culture, he saw the need to connect people looking for a tattoo with the right artists who have the right style.

Three years ago, Mark and one of his oldest friends, Jordan McKim, started Find Me Ink as a website for Artists to upload digital portfolios so tattoo fans can find Artists in their area. With Mark's background in sales and marketing and Jordan's experience in the TV and movie industry, the new site pre-registered thousands of parlors.

Tattoo culture can seem closed to outsiders, but the key to building our base of Artists is a shared appreciation for tattoo culture. This connection was built by attending nearly a dozen tattoo conventions nationwide and talking to thousands of Artists on the convention floor. Through technology, we've introduced people to the many aspects of tattoo culture and the deeply personal stories behind the artwork.

Founders and Officers


FIND YOUR ARTIST
FIND ME INK
FIND ME INK

Mark Mahoney
CEO AND FOUNDER

Mahoney is a Midwest-based entrepreneur with an interest in consumer behavior and marketing. Mark studied IT, and graphic and web design while fundraising for nonprofits, ranking as the highest grossing fundraiser for 2008 in his region. He has been creating successful companies since he was 14 years ke the online store for his band, developing into Breathless Clothing, which he sold at 19. He believes starting a new project must come from the desire and passion to see it succeed over anything else.

He is the Co-Founder and CEO of Tattoo Technologies, Inc., where he is data-driven to shape the future of niche industries. In his 15 years as an entrepreneur, he has been involved in many successful startups involved in the stock market, consumer marketplaces, and e-commerce. He spends his free time educating video-gamers on the economics of online worlds, reading, and collecting tattoos.


techweek
FOUNDERS HOUSE
(mt)
mediatemple

Jordan McKim

VICE PRESIDENT, PRODUCTION AND FOUNDER

Jordan grew up in rural Wyoming and moved to Los Angeles to pursue a career in the television and film industry, graduating from LA Film School in 2011. He has worked in technical production for television shows like Walking Dead and Constantine, and for several movies, most recently Baywatch. Jordan partnered with Mark Mahoney on several video gaming projects, and co-founded Find Me Ink in 2015, where he is responsible for artist relations and manages national tattoo convention appearances and events.

Key Team Members



Kevin Lafin

Creative Director Columbia College Chicago Graphic Design, Consultant



Jen Battles

Marketing Manager Wayne State University Marketing Management, Consultant



Ellen Strassner

Digital/Social Media Strategist Kutztown University of Pennsylvania, Consultant

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Bobby Blink

Sales and Tattoo Artist Award winning traveling artist, 6 years exp, Consultant



Erika Ripoll

Sales Manager Active in the tattoo industry for 20 years, Consultant

CF

Calvin Fan

Secretary, Consultant

Notable Advisors & Investors

Toren Kutnick

Investor, Family Office Managing Director

TK

Novel TMT Ventures

Investor, VC for consumer products/services

Chris St. Clark

Advisor, Spike TV's Ink Master Custom Thrills Tattoo



Q&A with the Founder

Q: Could you give us information on the history of your business?

Find Me Ink: We started about 8 years ago as a website called "Best Tattoo Shop" (before we developed the data side of the site). Then, about 6 years ago we began to collect data and understand the culture of the industry. Over the past 1.5 years, we started Tattoo Technologies (TTI) and have been using our website to connect Tattoos Artists and fans. In April 2017,we launched our app – Find Me Ink (FMI). Since then, we have been working on some bug issues on the payment functionality of the application. We now aim to bring in technology to resolve all application-based bugs and issues to better serve our customers.

Q: What are the different business lines under parent company? How do they generate sales for the company?

Find Me Ink: Since 2012, we have provided a service for artists and fans to connect, while at same time build the community by interacting with fans in person at events and conventions. Tattoo Crate provides merchandise for fans and supplies for artists and shops online. In addition to our educational program Think Your Ink, we partner with other assets and social media sites like Tattoo Artist Magazine and Tattoo Culture Magazine. These avenues give us a user base and validation. We will be re-releasing and partnering with them for ad revenue, content, and community to expand our user base. TAM has over 7M likes on Facebook and generates revenues through advertisements. TCM works the same way.

Q: Could you walk us through your business model ?

Find Me Ink: Most Find Me Ink features for Artists are available at the Freemium level. Tattoo Technologies Inc. collects membership subscriptions from artists and studios. TTI will also generate advertising revenue with its social media reach of 9M followers. We project $480,000 in ad revenue from TAM and TCM. On Tattoo Crate, Artists send us products to sell or promote on FMI; we return 90% to the artist when we sell Crates on their behalf. Furthermore, we plan to start charging booking fees on the apps. TTI collects membership subscriptions from artists and studios. Full membership for Artists starts at $50/month and Studio subscriptions (up to 10 artists) at $225 per month. We also make posts on TAM to drive tattoo consultations with a $25/$50 booking charge on each referral to non-premium artists/studios.

Q: What are your exit expectations?

Find Me Ink: We would like to keep growing this company so it connects more and more Artists and fans and becomes the hub of the tattoo ecosystem. Our goal is to seek an IPO in the next year or two to keep developing more features and reach a wider audience and go internationally. We are already talking to a couple companies in the industry that would complement our strengths.

Q: Why are subscriptions lumpy?

Find Me Ink: In 2017, 80% of subscription revenue came from outside of the app on Square and at conventions by manually signing up Freemium users. In January-March the revenue came from pre-launch subscriptions (sold with discounts and free merchandise from Tattoo crate). In April, the app was launched, and we had some issues with PayPal/payment. In May, we had 2 conventions, so we were able to gain some subscription traction outside of the app. In June & July we were still facing payment bugs and were not able to attend any new conventions. In August, we had another convention to showcase the platform. Our goal is to raise capital to bring our development team in-house to help tackle some of the bug issues and problems from having an overseas development team.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

RMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
estor Types	Accredited Only	Accredited and Non-accredited
Round description	Bridge	Bridge
Round size	US $1,000,000	US $1,000,000
Offering cap	N/A	US $1,000,000
Minimum investment	$20,000	US $500
Target minimum	US $200,000	US $200,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $3,500,000	US $3,500,000
Interest rate	5.0%	5.0%
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement (“IMA”). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company’s offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement (“IMA”). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company’s offering materials for additional details.
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the “Closing Amount”) by January 19th, 2018 no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the “Closing Amount”) by January 19th, 2018 no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised


Social Media Marketing
In-house Product Mana...
Part-time CFO
App & Website Upgrades
General Expenses

If Maximum Amount Is Raised


Social Media Marketing
In-house Product Mana...
Part-time CFO
App & Website Upgrades
General Expenses

$500+: Online subscription to Tattoo Artist Magazine

00+: Tattoo Crate subscription for 1 year with FMI merchandise and industry samples

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$10,000+: Meet & greet in Chicago & exclusive artwork from one of our Ink Masters

$25,000+: Free tattoo consultation, design, and tattoo by any of our Artists in our Chicago location for you or a friend.

All investors who are Tattoo Artists will also receive a one-year subscription to Find Me Ink

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Find Me Ink's prior rounds by year.



$3600000
$3500000
$3400000
$3300000
$3200000
$3100000
$3000000
$2900000
$2800000
Seed (Convertible)
Current Bridge (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Seed

Round Size	US $285,000
Close Date	May 1, 2017
Security Type	Convertible Note
Valuation Cap	US $2,850,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached to this profile in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

The Company was formed on July 28, 2016 and has had limited operations since its inception. The Company is headquartered in Chicago, Illinois and has not realized revenues from its planned operations as of December 31, 2016. The Company provides a centralized software platform for tattoo artists to connect with customers. The Company's product, Find Me Ink, is an integrated mobile application, mobile website, and desktop webpage that allows artists to maintain digital portfolios, book appointments, and promote their appearances at events. Find Me Ink generates scalable revenue from a subscription model from artists and shops. The Company has also started to manage Tattoo Artist Magazine, the leading media platform for tattoo artists. The Company sells advertising space to tattoo supply companies and related businesses. The Company's year-end is December 31.

Liquidity and Capital Resources

The proceeds from the Combined Offerings are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we currently have $7,750 in cash on hand which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

EXHIBIT D

Investor Deck


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Every Tattoo Tells a Story™

Disclaimer

This presentation contains offering materials prepared solely by Tattoo Technologies without the assistance of SI Securities, and not subject to FINRA Rule 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Outdated, But Slow to Adapt

Over **45 million** Americans have a tattoo and spend almost **$3 billion** a year on tattoo services.

Artists



100,000+

&

Shops


TATTOO

35,000+

Meanwhile, Tattoo Artists and thousands of Tattoo Shops in the US are looking for clients.

Digital Bridges

Find Me Ink is a Digital Marketplace that unifies the industry

Connects highly skilled Artists with motivated Clients through digital, easy-to-view portfolios

- Tattoo Artist reps provide Concièrge service to Artists and Clients
- Guides new Clients through the tattoo process, with Education and Aftercare
- Refers Clients to Tattoo Removal services (**1100 removals** to date)
- Convention Calendars & Scheduling for Artists
- A network for Collectors who follow the best Artists



Mileah Poole yesterday, 11:44 AM
This app is amazing they take your vision of what you want for your tattoo and find a place to bring that tattoo to life for you. This is amazing and huge time saver because before I would scower the web looking for a place to go but not knowing if they can accommodate. I love this app wish more poeople knew about this.
eduardo cruz 8/7, 5:16 PM
They have the best customer service and also help you where and how to find the best artist for your tattoo
Chrisfelicia Aviles 8/5, 7:34 PM
As artist this makes the platform and for the help service was fast understanding and just right what I'm looking for more need to be this way
Rosie Tiffany 8/5, 7:34 PM
Very helpful, respectful, and friendly. It was really easy to use.
8/1, 9:42 AM
This app is great! It made everything super easy, and I was able to find a local artist and set up an

*These individuals quoted herein were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

An Artist-Centric Platform

Digital Portfolios showcase an Artist's style and best work

Smart keyword searching of images, with optional Watermarking



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@BlackAtlasStudios
Black Atlas Studios
FOLLOW+
MORE INFO
TATTOOS
BOOK
EVENTS
ACTIVITY
FOLLOWERS



Back
SEARCH
CURRENT LOCATION
Black&Gray



Freemium level encourages artists to upload images. There are currently 4,500 Artist and Shop accounts

24,000+ images uploaded by Artists to date

Geo-Location Services
Clients will travel for the right Artist

Tattoo Artist Representative


TATTOO ARTIST
Those actively searching for tattoos in your area are directed back to you
ARTIST PREMIUM SUBSCRIPTION
FIND ME INK REPRESENTATIVE
HEY!
FIND ME INK
ENGAGEMENT
Find Me Ink has dedicated reps available whenever you need help
Social Media reach through Find Me Ink on average increases by 800-1500%
12
HEY!
Where Social Media fails, our reps are there to pick up the slack through constant communication with individuals looking for tattoos

iOS & Android Apps

Visitors can request consultations via desktop without registering (with telephone & email)

- Registered members can build ink boards, schedule appointments, and talk 1-on-1 with Artists
- Over **$30m** in tattoo services booked through our platform.

With a booking fee in place, plus our own workspaces, we could monetize most of these services and scale our tattoo artist reps for more bookings and additional revenue

Clients can initiate consultations with Artists, who can select the work they want.



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TATTOO CONSULTATION
Tattoo Description
I'd like to get a portrait of Darth Vader on my left shoulder
Placement
Shoulder Blade
Black & Grey
Color
Other
UPLOAD IMAGE
You can upload up to 5 images
YOUR BUDGET
$250
$650
$75
$1000
FIND ME INK!

1,100 appointments booked through reps

Book appointments at Studios & Conventions, with mobile calendar update.



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CALENDAR
CALENDAR
EVENTS
TODAY MAR25
JOHN SMITH $250 - $550
10:00 - 16:00
Skull/Roses (Black&Grey)
JANE SMITH $150 - 300
17:00 - 19:00
Spider (Black&Grey)
MAR26
ROGER LITTLE $200 - $600
12:00 - 15:30
Skull (Black&Grey)
MAR27
MAR28
ROBERT LINK $300 - $600
12:00 - 16:00
Roses (Black&Grey)
MAR29
MAR30

280 appointments booked for conventions

Building Relationships

TATTOO CRATE

Merch Box (FMI)

THINK YOUR INK

Tattoo Education (FMI)

FIND ME INK

+

Partnerships

TAM

Tattoo Artist Magazine

TATTOO CULTURE

Tattoo Culture Magazine

Revenue Model

Artist and Studio Subscriptions

FIND ME INK

- Initial Freemium level to upload Artist portfolios
- Full-feature memberships for Artists (base $50/month) - 900 Artists
- Studio subscriptions (base $225/month) can sponsor up to 10 Artists - 450 Studios
- $9,171 in paid revenue for launch day, April 20, 2017

Advertising through social media and E-commerce platforms

TAM + TATTOO CULTURE

9 Million followers on Facebook and Instagram. Recent strategic partnership with *TAM* & *TCM* increased FMI's visibility to over 17 million followers and opened new opportunities.

20 Million email addresses

Projected $480,000 in ad revenue for the first year

Booking fees are planned for 2018

Products for Customers

TATTOO CRATE


TATTOO CRATE

*This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Traction

Average engagement per user is **5 min** spent on the App

+34,000 Current active Web Users

13,756 downloads on Mobile App

- **33%** app retention rate

"The tattoo industry is ready for change and badly needs technology we can trust to help manage our shops and our businesses"

- *Crash Midkiff, Owner of* Tattoo Artists Magazine

Sessions



200,000
100,000
April 2017
(4,300 Sessions)
May 2017
(6,300 Sessions)
June 2017
(8,700 Sessions)
July 2017
August 2017

Sessions	Users	Pageviews
182,308	161,274	232,278

User Growth



200,000
100,000
May 2017
June 2017
July 2017
August 2017

1 Day Active Users	7 Day Active Users	14 Day Active Users	30 Day Active Users
6,165	39,132	111,308	159,059
% of Total:100.00% (6,165)	% of Total:100.00% (39,132)	% of Total:100.00% (111,308)	% of Total:100.00% (159,059)

Artist Advisors

ROBBIE RIPOLL
Spike TV's Ink Master &
"I'm RAD Movement" Founder



CHRIS SAINT CLARK
Spike TV's Ink Master &
Kustom Thrills Tattoo



SHANGHAI KATE
Grandmother of Tattooing
& Tattoo Historian



CHRIS (CRASH) MIDKIFF
Owner of *Tattoo Artists Magazine*



BOBBY BLINK
Black Atlas Studios



ANGEL MORILLAS
Black Atlas Studios Owner



Meet the Team

MARK MAHONEY
President & CEO



JORDAN MCKIM
VP of Production



KRIS RICHTER
Director of Artist Relations



MATT KNIPPEN
Product Manager



KEVIN LAFIN
Creative Director



JAMEL AHMAD
CTO



EXHIBIT E

Video Transcript

1. **'Local vs Direct What's the difference' Consultations in the Find Me Ink App.**

Screen text:

'Local vs Direct What's the difference' Consultations in the Find Me Ink App.
Direct Consultations – Have a Specific Shop/Artist in mind? Booking with a specific shop/artist has never been easier. Locate their profile on the Find Me Ink app, go to their page and simply click book.
From there, describe your tattoo, upload a reference photo, set your price range and send it. This will only send to the artist/shop you selected

Voice: "It's true."

Screen text: Direct Consultation sends the request to a specific artist/shop

Voice: "Wait a minute, what? Away, we go!"

Screen text: Local consultation – don't know where to get a tattoo or know what style you want? Finding a shop/artist nearby is a breeze with a local consultation. Use the quick menu select "New Tattoo Idea." From there, describe your tattoo, upload a reference photo, set your price range and send it. Local consultation artists within your set range. In both cases sometimes the artist is already booked and may deny your request cause their schedule may look something like this…

Whether you have a plan for your next tattoo or all you know is that you want one Find Me Ink is here to help. Schedule your consultation today.

Kylo approves.

2. Find Me Ink.

Music in background: Well folks, it's time to kick it old school…

Screen text:
Find Me Ink App user features. Discover tattoo ideas with the popular feed. Find and attend upcoming events. Submit a consultation to your favorite artist, to an event, or just send one out to your general area. Locate artists in your area. Find your artist. Find Me Ink

3. What is Find Me Ink for Artists.

Screen text:
Find Me Ink App artist features. Post your work and create a profile. Manage your schedule with open-slots. Work from anywhere. Find clients wherever you go.

4. TAM TV: Artist Interview Russ Abbott.

Video: Tattoo Artist tattooing a client's back and arm

Screen text: Interview with Russ Abbott